Delisting Determination,The Nasdaq Stock Market, LLC,
January 16, 2009, Constar International Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Constar International Inc.
(the Company), effective at the opening of the trading session on January 26, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f), and IM-4300. The Company was notified of the Staffs determination on December 30, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on January 8, 2009.